NORTHGATE PROJECTS 280,000 OUNCES OF GOLD PRODUCTION IN 2005

VANCOUVER, January 11, 2005 (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today released the 2005 production forecast for the Kemess mine.

2005 Plan Highlights

  The Kemess mine is forecast to produce 280,000 ounces of gold and 76 million pounds of copper during 2005.

  The cash cost of production on a fully absorbed basis, net of by-product credits, is forecast to be $196 per ounce ($145 per ounce using the Gold Institute methodology).

  Northgate is targeting to have permits in place and financing arranged by mid-year so that a development decision for Kemess North can be made during the second half of 2005.

  Exploration spending will increase to approximately $4 million.

Ken Stowe, President and CEO, stated, "In 2004, Northgate delivered record gold production and cash flow from the Kemess mine, added almost a year to its reserve base at Kemess South and completed the final feasibility study on Kemess North, creating a new reserve containing over four million ounces of gold. A priority in 2005 is to obtain the necessary permits and financing commitments to allow us to proceed with the development of Kemess North. At the same time, we are actively pursuing several corporate initiatives any one of which would have the potential to substantially increase our annual gold production in the near term. As we expect metal prices to remain buoyant in 2005, our cash flow from operations should remain strong as we pursue the acquisition and development of gold assets that will enhance the value of our company."

Northgate Minerals Corporation	2
News Release

2005 Kemess Mine Operating Parameters

Mine production is forecast to total 50 million tonnes of ore plus waste with ore being mined primarily from the lower-grade eastern end of the pit during the first half of the year, and moving to the central and western regions of the pit in the second half. Mining productivity is forecast to be 7% lower than it was in 2004 due to longer average haul distances that result from the deepening of the Kemess South open pit. The stripping ratio for the year is expected to be 1.88:1 compared to a life-of-mine average of approximately 0.83:1. Waste stripping in 2005 is continuing at a higher rate than originally planned, in order to expose the additional ore reserves that were added at Kemess South during 2004, extending the life of the pit by almost one year.

Mill throughput is forecast to average approximately 52,500 tonnes per day with the mill operating at 91% availability. Approximately 3.3 million tonnes of supergene and leach cap ores are scheduled for processing in the third quarter of the year, roughly the same as was processed in 2004. Ore processed during 2005 will be approximately 5% lower in gold and copper than the average Kemess South reserve grade as the remaining lower-grade ore in the east end of the pit is mined out. Metal production of 280,000 ounces of gold and 76 million pounds of copper is anticipated from a record annual mill throughput of 19.2 million tonnes of ore. In 2006 and 2007, when mining occurs primarily in the western end of the Kemess pit, gold production is expected to exceed 325,000 ounces per year.

Gold Cash Cost

Assuming by-product copper and silver prices of $1.40 per pound and $6.50 per ounce respectively, and a Cdn$/US$ exchange rate of 1.26, cash costs are projected to be $196 per ounce of gold produced on a fully absorbed basis or $145 per ounce using the Gold Institute methodology employed by the majority of producers in the gold industry. In contrast to mines using the Gold Institute methodology, the Kemess South cash cost is projected to decrease dramatically in future years when the waste-ore stripping ratio drops below the life-of-mine average. During 2005, each $0.04 per pound change in the copper price or $0.025 change in the US$/Cdn$ exchange rate affects the cash cost by approximately $10 per ounce.

Cast costs at the Kemess mine during 2005 are projected to be higher than they were in 2004 mainly as a result of a dramatic increase in concentrate smelting and refining charges ($33/ounce), increased costs for grinding steel and diesel fuel and lower metal production.

Northgate Minerals Corporation	3
News Release

Projected 2005 Kemess Mine Production

(100% of production basis)	2005	2004

Ore plus waste mined (tonnes)	50,129,000	56,000,000
Ore mined (tonnes)	17,423,000	19,329,000
Stripping ratio (waste/ore)	1.88	1.90

Ore milled (tonnes)	19,168,000	18,589,662
Average mill operating rate (tpd)	52,515	50,791

Gold grade (gmt)	0.641	0.735
Copper grade (%)	0.219	0.231

Gold recovery (%)	71	69
Copper recovery (%)	82.5	83

Gold production (ounces)	280,000	303,475
Copper production (000s pounds)	76,000	78,291

Productivity measures:
Tonnes mined per man-shift	766	826
Tonnes milled per man-shift	293	290

Cash cost ($/ounce):
Full Absorption Method	196	137
Gold Institute Method	145	83

Quarterly Metal Production

Quarterly gold output in 2005 will average 70,000 ounces. However, as in past years, quarterly production will vary significantly due to scheduled variations in the mill feed grade. In 2005, gold production in the third and fourth quarters is forecast to be substantially above average, offsetting below average production during the first two quarters when the remaining lower-grade ore from the eastern region of the pit is scheduled for processing.

Kemess Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2005
Gold (ounces)	52,000	60,000	84,000	84,000	280,000
Copper (millions lbs)	16.5	18.5	18.3	22.7	76,000

Kemess North Permitting

Northgate is proceeding with permitting for the Kemess North mine development. The permitting process, centered on a joint Federal/Provincial panel review and various supporting activities, is funded by Northgate and is expected to cost approximately $2 million to complete. These costs will be capitalized as part of the Kemess North project.

Northgate Minerals Corporation	4
News Release

Exploration

Exploration spending in 2005 will increase to approximately $4 million. Approximately $2 million of this total will be allocated to the continued exploration of the prospective claims surrounding the Kemess South mine and Kemess North deposit. Diamond drilling will focus primarily on the Bear claims to the south of the existing Kemess infrastructure, where several targets were identified during a 2004 geophysical program, and the Kemess North and Nugget areas where Northgate geologists are trying to delineate additional reserves for the Kemess North project. The balance of Northgate's exploration budget will be allocated to Northgate's option/joint venture properties in Western Canada, including the RDN property, where native silver was discovered last year and the Sustut copper property.

Corporate Development

In addition to its targeted exploration programs, Northgate is currently examining a variety of opportunities to increase its near-term gold production and diversify its production base through the acquisition of a late-stage project or an operating mine. The ideal acquisition would be a gold asset in a stable political jurisdiction in the Americas with the potential to produce at least 100,000 ounces of gold per year.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements
This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774